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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                              GCR HOLDINGS LIMITED
                           (Name of Subject Company)

                            ------------------------

                                  EXEL LIMITED
                             EXEL ACQUISITION LTD.
                                   (Bidders)

                            ------------------------

                   ORDINARY SHARES, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  G3774N 10 0
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             PAUL S. GIORDANO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  EXEL LIMITED
                                CUMBERLAND HOUSE
                              ONE VICTORIA STREET
                            HAMILTON HM 11, BERMUDA
                                 (441) 292-8515

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              IMMANUEL KOHN, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

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    This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed on May 14, 1997, as amended (the "Schedule 14D-1"), with the Securities and Exchange Commission by EXEL ACQUISITION LTD. (the "Purchaser"), a Cayman Islands company and a wholly owned subsidiary of EXEL LIMITED, a Cayman Islands company ("Parent"), to purchase all of the outstanding Ordinary Shares, par value $.10 per share (the "Shares"), of GCR HOLDINGS LIMITED, a Cayman Islands company (the "Company"), at a purchase price of $27.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 1997 (the "Offer to Purchase"), as amended, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and were filed with the Schedule 14D-1 as Exhibits (a)(1), (a)(2), and (a)(9). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless the context otherwise requires, capitalized terms not otherwise defined herein have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10 is hereby amended and supplemented by adding thereto the following:

    On June 12, 1997, Parent issued a press release announcing that the Offer had expired at midnight on June 11, 1997. A preliminary count indicates that 23,071,143 Shares were tendered. Purchaser has accepted such Shares for payment, subject to the terms and conditions of the Offer.

    A copy of the press release issued by Parent is filed as Exhibit (a)(10) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(10) -- Press Release issued by Parent dated June 12, 1997.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 EXEL LIMITED

                                                 By:        /s/ BRIAN M. O'HARA
                                                            ------------------------------------------
                                                            Name:      Brian M. O'Hara
                                                            Title:     President and Chief
                                                                         Executive Officer

Dated: June 12, 1997

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL ACQUISITION LTD.

                                By:             /s/ BRIAN M. O'HARA
                                     -----------------------------------------
                                     Name:  Brian M. O'Hara
                                     Title:   President

Dated: June 12, 1997

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
 EXHIBIT                                                                                               SEQUENTIAL
   NO.                                            DESCRIPTION                                         PAGE NUMBER
---------  -----------------------------------------------------------------------------------------  ------------
(a)(10)    -- Press Release issued by Parent dated June 12, 1997.

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